SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Dime Bancorp, Inc.
(Name of Subject Company (Issuer))

Dime Bancorp, Inc.
(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Including the associated preferred stock purchase rights)
(Title of Class of Securities)

25429Q
(CUSIP Number of Class of Securities)

James E. Kelly, Esq.
General Counsel
Dime Bancorp, Inc.
589 Fifth Avenue
3rd Floor
New York, New York 10017
(212) 326-6170
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:

Mitchell S. Eitel, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE
Transaction Valuation* $244,937,952	Amount of Filing Fee** $48,987.59

*	Estimated for purposes of calculating the amount of the filing fee only in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 13,607,664 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $18.00 per share in cash.

**	Previously paid.
[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,987.59	Filing Party: Dime Bancorp, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 1, 2000
[_]	Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [_] going-private transaction subject to Rule 13e-3. [_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

        This Amendment No. 7 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Dime Bancorp, Inc., a Delaware corporation, to purchase up to 13,607,664 shares of its common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of October 20, 1995, as amended, between Dime and The Dime Savings Bank of New York, FSB, as rights agent (as successor to The First National Bank of Boston). Dime offered to purchase these shares at a price not greater than $18.00 nor less than $16.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Dime’s offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

        This Amendment No. 7 to the Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 7 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.     Terms of the Transaction.

Item 4 is hereby supplemented and amended by adding the following:

        On September 19, 2000, Dime issued the press release which is included herewith as Exhibit (a)(5)(G) and is incorporated herein by reference.

Item 12.     Exhibits.

Item 12 is hereby supplemented and amended by adding the following:

Exhibit Number	Description

(a)(5)(G)	Press Release, dated September 19, 2000.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIME BANCORP, INC. By: /s/ James E. Kelly Name: James E. Kelly Title: General Counsel

Dated: September 20, 2000

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(G)	Press Release, dated September 19, 2000.